Exhibit 10.17

REXNORD

April 2, 2008

Mr. Todd A. Adams

N54W17911 Walnut Way Drive

Menomonee Falls, W I 53051

Dear Todd,

I am pleased to confirm the promotional offer far the position of Senior Vice President and Chief Financial Officer at Rexnord, reporting to me. This is effective April 1, 2008. The terms are as follows:

Salary

Your new bi-weekly salary will be $10,769.23 (which is $280,000 annually). You will next be eligible far a merit salary review in June 2009.

Rexnord Manaqement Incentive Plan

Effective April 1, 2008, you will be nominated to participate in the bonus plan at the higher targeted bonus amount of 50%.

Rexnord Share Option Plan

You will continue to participate in the Rexnord Holdings, Inc. Stock Option Plan. Due to our self-imposed blackout period, we cannot issue any options until the first Board meeting after our next valuation of the stock. This is expected to take place this spring. This benefit is designed lo retain and reward executives for value creation. All stock option awards are subject to hard approval. The intent will be to deliver options equal to an approximate target value of $2.0 million, based upon the 5 year financial model and using a 9.5 times multiple.

Company Vehicle Program

Effective April 1,2008 your automobile allowance will increase to $1,184 per month, consistent with this promotion.

Conditions

This offer is a description of employment and should not be construed as a contract, agreement or commitment of employment by Rexnord for any particular period of time, or to limit in any way the right of Rexnord or yourself to terminate your employment at will. Moreover, the severance language in your original employment offer letter remains unchanged.

Todd, I am very excited about the opportunity for you to positively impact the organization at a higher level. Congratulations on this well-deserved promotion.

Sincerely,

/s/ Bob Hitt	/s/ Todd A. Adams September 2, 2008
Bob Hitt	Accepted: Todd A. Adams Date
President & CEO

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